Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2018

This management’s discussion and analysis of financial condition and results of operations (“MD&A”) of Obsidian Energy Ltd. (“Obsidian Energy”, the “Company”, “we”, “us”, “our”) should be read in conjunction with the Company’s audited consolidated financial statements for the years ended December 31, 2018 and 2017 (the “consolidated Financial Statements”). The date of this MD&A is March 6, 2019. All dollar amounts contained in this MD&A are expressed in millions of Canadian dollars unless noted otherwise.

For additional information, including Obsidian Energy’s consolidated Financial Statements and Annual Information Form, please go to the Company’s website at www.obsidianenergy.com, in Canada to the SEDAR website at www.sedar.com or in the United States to the EDGAR website at www.sec.gov.

Certain financial measures such as funds flow from operations, funds flow from operations per share-basic, funds flow from operations per share-diluted, netback, gross revenues, net debt and earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”) included in this MD&A do not have a standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and therefore are considered non-GAAP measures; accordingly, they may not be comparable to similar measures provided by other issuers. This MD&A also contains oil and gas information and forward-looking statements. Please see the Company’s disclosure under the headings “Non-GAAP Measures”, “Oil and Gas Information”, and “Forward-Looking Statements” included at the end of this MD&A.

Annual Financial Summary

	Year ended December 31
(millions, except per share amounts)	2018	2017	2016
Oil and natural gas sales and other income	$444	$450	$608
Cash flow from operations	99	125	(137)
Basic per share	0.20	0.25	(0.27)
Diluted per share	0.20	0.25	(0.27)
Funds flow from operations	92	192	182
Basic per share	0.18	0.38	0.36
Diluted per share	0.18	0.38	0.36
Net loss	(305)	(84)	(696)
Basic per share	(0.60)	(0.17)	(1.39)
Diluted per share	(0.60)	(0.17)	(1.39)
Capital expenditures (1)	168	141	82
Property acquisitions (dispositions), net	(13)	(110)	(1,415)
Long-term debt	419	359	469
Total assets	$2,650	$3,008	$3,339

(1)	Includes the effect of capital carried by partners in 2017 and 2016.

The Company completed several asset dispositions from 2016–2018 which reduced the size of the Company’s operations as it continued to focus on balance sheet strength and creating efficiencies within its asset base. This resulted in lower production levels and reduced oil and natural gas sales and other income, cash flow from operations, funds flow from operations and total assets from the comparative periods.

OBSIDIAN ENERGY 2018	MANAGEMENT’S DISCUSSION AND ANALYSIS 1

In 2018, cash flow from operations and funds flow from operations were both impacted by volatile crude oil differentials, particularly in the fourth quarter of 2018. For the comparative period in 2017, cash flow from operations and funds flow from operations were affected by low crude oil prices, specifically in the first half of the year. In 2016, the Company completed a number of asset dispositions to improve its financial position which resulted in debt pre-payments. These debt pre-payments led to realized foreign exchange hedging losses which decreased cash flow from operations.

In 2018 and 2017, the net loss was mainly attributed to higher depletion costs on a per boe basis. Additionally, in 2018 the net loss was also impacted by realized risk management losses related to the Company’s outstanding hedges, non-cash property, plant and equipment (“PP&E”) impairments and volatile crude oil differentials, which reduced revenues late in 2018. The net loss in 2017 was impacted by a low commodity price environment, particularly in the first half of 2017. In 2016, the net loss was due to non-cash PP&E impairment charges as a result of classifying certain assets as held for sale and impairments on exploration & evaluation (“E&E”) assets.

In 2018 and 2017, capital expenditures increased from 2016 partly due to improvements in Obsidian Energy’s financial position. Capital activity has focused on its key development areas, specifically in the Cardium, Peace River and Deep Basin.

Quarterly Financial Summary

(millions, except per share and production amounts) (unaudited)

	Dec. 31	Sep. 30	June 30	Mar. 31	Dec. 31	Sep. 30	June 30	Mar. 31
Three months ended	2018	2018	2018	2018	2017	2017	2017	2017
Oil and natural gas sales and other income	$82	$124	$122	$116	$122	$95	$108	$125
Cash flow from operations	19	43	(20)	57	7	61	19	38
Basic per share	0.04	0.09	(0.04)	0.11	0.01	0.12	0.04	0.08
Diluted per share	0.04	0.09	(0.04)	0.11	0.01	0.12	0.04	0.08
Funds flow from operations (1)	(2)	26	32	35	52	40	43	57
Basic per share	—	0.05	0.06	0.07	0.10	0.08	0.09	0.11
Diluted per share	—	0.05	0.06	0.07	0.10	0.08	0.09	0.11
Net income (loss)	(113)	(31)	(96)	(65)	(58)	(44)	(9)	27
Basic per share	(0.22)	(0.06)	(0.19)	(0.13)	(0.12)	(0.09)	(0.02)	0.05
Diluted per share	$(0.22)	$(0.06)	$(0.19)	$(0.13)	$(0.12)	$(0.09)	$(0.02)	$0.05
Production
Liquids (bbls/d) (2)	19,001	17,845	18,551	19,163	19,535	18,779	19,033	21,169
Natural gas (mmcf/d)	65	60	61	62	71	68	68	82

Total (boe/d)	29,905	27,777	28,697	29,443	31,447	30,166	30,436	34,900

(1)	Please refer to the prior quarterly filings for reconciliations of cash flow from operations to funds flow from operations.
(2)	Includes crude oil and natural gas liquids.

OBSIDIAN ENERGY 2018	MANAGEMENT’S DISCUSSION AND ANALYSIS 2

Cash flow from Operations and Funds Flow from Operations

	Year ended December 31
(millions, except per share amounts)	2018	2017
Cash flow from operating activities	$99	$125
Change in non-cash working capital	(68)	(5)
Decommissioning expenditures	9	16
Office lease settlements	13	16
Settlements of normal course foreign exchange contracts	3	(8)
Realized foreign exchange loss – debt maturities	8	6
Realized foreign exchange loss – hedging repayment (1)	18	—
Restructuring charges (2)	8	10
Other expenses (3)	16	11
Monetization of transportation contract (4)	(14)	—
Carried operating expenses (5)	—	21

Funds flow from operations	$92	$192

Per share – funds flow from operations
Basic per share	$0.18	$0.38
Diluted per share	$0.18	$0.38

(1)	During the third quarter of 2018, the Company’s outstanding GBP cross currency swap matured resulting in an $18 million realized loss.
(2)	In 2018, excludes the non-cash portion of restructuring totaling $8 million, on payments due in 2019 and 2020.
(3)

In 2018, includes legal fees related to ongoing claims against former Penn West Petroleum (“Penn West”) employees related to the Company’s 2014 restatement of certain financial results. In 2017, the Company settled the outstanding lawsuit it had with the United States Securities and Exchange Commission (“SEC”) for US$8.5 million (CAD$11 million) during the fourth quarter.

(4)	In the fourth quarter of 2018, the Company monetized a physical delivery contract on 15 mmcf of natural gas per day to Northern Border Ventura for US$10.5 million (CAD$14 million).
(5)	The benefit of carried operating expenses from the Company’s partner under the Peace River Oil Partnership (“PROP”) was fully utilized in December 2017.

In 2018, cash flow from operations and funds flow from operations decreased from the comparable period primarily due to realized risk management losses on crude oil contracts, widening crude oil differentials and lower production volumes due to asset disposition activity. This was partially offset by an increase in benchmark crude oil prices. Also, the conclusion of the PROP operating expense carry in 2017 impacted funds flow from operations in 2018.

OBSIDIAN ENERGY 2018	MANAGEMENT’S DISCUSSION AND ANALYSIS 3

Business Strategy

In 2018, Obsidian Energy accelerated development in the Willesden Green play within the Cardium and will continue to focus its capital activity on this play in 2019. The Company is focusing on primary development in the area as it unlocks value on this predictable, short payback, low decline light-oil asset. The Company will take a “manufacturing style” approach to full field development of this play which should result in a number of cost synergies. As Obsidian Energy moves forward, the Company believes its plans to focus on its industry leading Cardium position offers a predictable growth profile focused on creating liquids weighted, sustainable value for all stakeholders.

Highlights of the Company’s 2019 development plans include:

•	Cardium—planned spending of $74 million with a focus on Willesden Green, drilling 16 horizontal wells. Additionally, $6 million has been allocated to non-operated primary drilling.

•	Deep Basin—planned spending of $7 million resulting in two wells drilled, targeting high pressure areas and strategic positions close to the Company’s operated processing facilities.

•	Optimization—planned spending of approximately $5 million to optimize existing well bores, involving multiple projects across the Company’s portfolio.

Obsidian Energy will continue to focus on increasing shareholder value by focusing its operations within the Cardium. In late 2018, the Company proactively announced a legacy asset shut-in program due to the continued low outlook for natural gas prices.

Business Environment

The following table outlines quarterly averages for benchmark prices and Obsidian Energy’s realized prices for the previous eight quarters.

	Q4 2018	Q3 2018	Q2 2018	Q1 2018	Q4 2017	Q3 2017	Q2 2017	Q1 2017
Benchmark prices
WTI crude oil ($US/bbl)	$58.81	$69.50	$67.88	$62.87	$55.40	$48.21	$48.29	$51.91
Edm mixed sweet par price (CAD$/bbl)	42.97	81.92	80.62	72.15	68.94	56.63	61.83	63.87
Western Canada Select (CAD$/bbl)	25.63	61.76	62.82	48.46	54.87	47.91	49.98	49.38
NYMEX Henry Hub ($US/mcf)	3.68	2.86	2.80	3.00	2.93	3.00	3.18	3.32
AECO Index (CAD$/mcf)	1.74	1.20	1.11	1.96	1.82	1.75	2.78	2.82
Foreign exchange rate (CAD$/$US)	1.322	1.307	1.291	1.265	1.272	1.252	1.345	1.323
Average sales price (1)
Light oil (CAD$/bbl)	37.88	82.70	78.50	68.66	67.29	55.94	61.46	63.21
Heavy oil (CAD$/bbl)	7.70	45.30	46.81	31.34	38.12	30.36	31.61	33.21
NGLs (CAD$/bbl)	24.99	40.47	42.91	41.11	39.74	28.29	29.14	27.79
Total liquids (CAD$/bbl)	28.39	67.31	65.21	56.09	56.10	45.05	48.86	51.15
Natural gas (CAD$/mcf)	2.46	1.87	1.62	2.87	2.51	2.35	3.10	3.22
Benchmark differentials
WTI—Edm Light Sweet ($US/bbl)	(26.30)	(6.83)	(5.45)	(5.90)	(1.14)	(2.89)	(2.26)	(3.54)
WTI—WCS Heavy ($US/bbl)	$(39.42)	$(22.25)	$(19.27)	$(24.51)	$(12.27)	$(9.94)	$(11.13)	$(14.58)

(1)	Excludes the impact of realized hedging gains or losses.

OBSIDIAN ENERGY 2018	MANAGEMENT’S DISCUSSION AND ANALYSIS 4

Crude Oil

In the fourth quarter of 2018, crude oil prices decreased to the lowest levels of the year with WTI averaging US$58.81 per barrel. Crude oil prices were impacted by increasing global supply resulting in inventory builds. On a full year basis, WTI averaged US$64.77 per barrel in 2018 compared to US$50.95 per barrel in 2017.

Light oil differentials widened in the fourth quarter of 2018 due to oversupply and ongoing capacity constraints from high apportionment levels on pipelines and a lack of take away capacity. Canadian heavy oil differentials also significantly widened in the fourth quarter and were also impacted by this lack of take away capacity, an increase in supply of Western Canadian crude oil and lower than normal refinery runs in the US.

In the fourth quarter of 2018, the Alberta Government announced a mandatory curtailment program commencing in January 2019 to relieve excess supply of crude oil and bitumen in Western Canada. Since the announcement, there has been a meaningful contraction of Canadian benchmark differentials improving the outlook for Western Canadian producers.

Currently, the Company has the following crude oil hedges in place:

	Q1 2019	Q2 2019
WTI $USD	$50.02	$56.53
bbl/day	3,000	2,000
WTI $CAD	$67.88	$68.58
bbl/day	6,000	4,000

Total
bbl/day	9,000	6,000

Additionally, in the first quarter of 2019 the Company has foreign exchange contracts at an average of 1.300 on notional US$2 million per month.

In late 2018, the decrease in crude oil prices allowed the Company to restructure part of its existing hedge book by removing a 1,000 barrel per day WTI swap in the third quarter of 2019 for proceeds of $0.5 million.

Natural Gas

NYMEX Henry Hub gas prices started the fourth quarter of 2018 at US$3.13 per MMBtu and increased throughout the quarter to close at US$3.25 per MMBtu. TransCanada Pipeline receipt and export restrictions impacted Alberta field receipts causing price volatility resulting in a fourth quarter AECO daily (5A) average of $1.48 per mcf. On a full year basis, AECO daily (5A) averaged $1.42 per mcf in 2018 compared to $2.04 per mcf in 2017.

Ventura prices averaged US$3.59 per MMBtu during the fourth quarter of 2018. Obsidian Energy participated in the Ventura market until December 31, 2018, which resulted in a higher realized natural gas price versus AECO pricing. In the fourth quarter of 2018, the Company monetized its physical delivery contract on 15 mmcf of natural gas per day to Northern Border Ventura for total proceeds of US$10.5 million or CAD$14 million. The decision to monetize the contract was due to an expansion in the forward curve spread between AECO and Northern Border Ventura gas pricing.

OBSIDIAN ENERGY 2018	MANAGEMENT’S DISCUSSION AND ANALYSIS 5

Average Sales Prices

	Year ended December 31
	2018	2017	% change
Light oil (per bbl)	$66.60	$62.13	7
Heavy oil (per bbl)	33.07	33.27	(1)
NGLs (per bbl)	36.69	31.16	18

Total liquids (per bbl)	53.94	50.37	7
Risk management (loss) gain (per bbl)	(10.72)	2.71	>(100)

Total liquids price, net (per bbl)	43.22	53.08	(19)

Natural gas (per mcf)	2.21	2.81	(21)
Risk management (loss) gain (per mcf)	0.38	0.15	>100

Natural gas net (per mcf)	2.59	2.96	(13)

Weighted average (per boe)	39.45	37.58	5
Risk management (loss) gain (per boe)	(6.10)	2.02	>(100)

Weighted average net (per boe)	$33.35	$39.60	(16)

Performance Indicators

Obsidian Energy’s management and Board of Directors monitors its performance based on the following three key focus areas using a number of qualitative and quantitative factors:

•	Values – Includes Obsidian Energy’s execution of its field, health, safety, environmental and regulatory programs and its focus on operational excellence;

•	Delivery – Includes Obsidian Energy key performance metrics including a leading cost structure within the industry and a focus on free cash flow generation; and

•	Growth – Includes the management of the Company’s asset portfolio, financial stewardship and the goal of creating production growth and long-term competitive return on investment for its shareholders.

Values

At Obsidian Energy, the health, safety and wellness of its employees, contractors and stakeholders living within its areas of operation is paramount. Safety policies, procedures and programs developed by Obsidian Energy shall meet or exceed legislative requirements and all injuries and serious incidents are reported and investigated accordingly. Additionally, the Company is committed to minimizing the environmental impacts of its operations with its programs focusing on stakeholder communication, impact minimization, resource conservation and site abandonment and reclamation. Throughout its operations, Obsidian Energy requires a high standard of professional conduct and supports a culture that ensures all individuals act with integrity and respect. These principles form the operational standard for the Company as it focuses on activities across its leading positions within Alberta.

OBSIDIAN ENERGY 2018	MANAGEMENT’S DISCUSSION AND ANALYSIS 6

Delivery

The Company met its key performance targets in 2018 as it continued to emphasize execution and focus on cost reduction initiatives.

•	The Company’s average annual production was 28,953 boe per day, within production guidance of 28,500 to 29,000 boe per day;

•	Capital expenditures were $168 million compared to guidance of $180 million and Decommissioning expenditures were $9 million compared to guidance of $10 million;

•	Operating costs per boe were $13.89 per boe, within the Company’s guidance of $13.75—$14.00 per boe;

•	General and administrative (“G&A”) costs per boe were $2.24, within the Company’s guidance of $2.00—$2.50 per boe.

In 2019, the Company will target capital expenditures within funds flow from operations. For 2019 targets, please refer to the “Outlook” section below.

Growth

In 2018, Obsidian Energy increased its capital program as it focused on primary development within the Willesden Green play of the Cardium. This led to strong reserve results where the Company replaced 102 percent of its 2018 production on a proved plus probable reserves basis. Development plans for 2019 will continue within the Cardium and the Company will build off its results in the Deep Basin. For 2019, Obsidian Energy has a capital expenditure budget of $108 million and planned decommissioning expenditures of $12 million. The Company believes that it has the operational flexibility and ready to drill inventory to increase its capital program as commodity prices allow.

RESULTS OF OPERATIONS

Production

	Year ended December 31
Daily production	2018	2017	% change
Light oil (bbls/d)	11,342	11,803	(4)
Heavy oil (bbls/d)	4,885	5,387	(9)
NGLs (bbls/d)	2,410	2,433	(1)
Natural gas (mmcf/d)	62	73	(15)

Total production (boe/d)	28,953	31,723	(9)

In the second half of 2018, the Company began drilling its accelerated Cardium program in Willesden Green. The Company had 10 of these 14 incremental wells on production by the end of the fourth quarter of 2018. Production declined from the comparative periods due to disposition activity, mainly within its non-core, Legacy area. Key dispositions included the following:

•	In the first quarter of 2018, the Company closed a non-core asset disposition within its Legacy area with total production of approximately 2,200 boe per day.

•	In 2017, the Company closed several dispositions which included properties in British Columbia and in the Swan Hills area of Alberta with associated average production of 10,600 boe per day.

OBSIDIAN ENERGY 2018	MANAGEMENT’S DISCUSSION AND ANALYSIS 7

Average production within the Company’s key development areas and within the Company’s Legacy area was as follows:

	Year ended December 31
Daily production (boe/d)	2018	2017	% change
Cardium	18,829	18,476	2
Deep Basin	1,474	391	>100
Peace River	4,942	4,841	2
Alberta Viking	1,682	2,219	(24)
Legacy	2,026	5,796	(65)

Total	28,953	31,723	(9)

Production levels in the Company’s key development areas varied from the comparable periods due to capital allocations as the Company focused its development activities on the Cardium, Deep Basin and Peace River in 2018. Additionally, in late 2017, the Company drilled its first wells within its Deep Basin development area, specifically in the Mannville.

Netbacks

	Year ended December 31
			2018	2017
	Liquids (bbl)	Natural Gas (mcf)	Combined (boe)	Combined (boe)
Sales price	$53.94	$2.21	$39.45	$37.58
Commodity (loss) gain (1)	(10.72)	0.38	(6.10)	2.02
Royalties	(4.77)	(0.15)	(3.40)	(2.57)
Transportation	(4.20)	(0.41)	(3.39)	(2.48)
Operating costs (2)(3)	(17.96)	(1.12)	(13.89)	(15.18)

Netback	$16.29	$0.91	$12.67	$19.37

	(bbls/d )	(mmcf/d )	(boe/d )	(boe/d )

Production	18,637	62	28,953	31,723

(1)	Realized risk management gains and losses on commodity contracts.
(2)

Operating costs per boe is presented excluding the impact of carried operating expenses in 2017. The benefit of carried operating expenses from the Company’s partner under the PROP was fully utilized in December 2017. For 2017, the benefit of carried operating expenses from the Company’s partner under the PROP was $21 million ($1.78 per boe).

(3)	For 2018, includes the benefit of third party processing fees totaling $11 million (2017—$13 million).

In 2018, the Company’s netbacks were lower than the prior year as increases in commodity prices were offset by realized commodity losses on outstanding crude oil hedges, specifically in the first nine months of the year. In late 2018, the Company’s netbacks were significantly impacted by widening crude oil differentials which reduced realized prices. Additionally, in 2018 royalties increased as a result of higher benchmark crude oil prices.

OBSIDIAN ENERGY 2018	MANAGEMENT’S DISCUSSION AND ANALYSIS 8

Oil and Natural Gas Sales and Gross Revenues

A reconciliation from oil and natural gas sales and other income to gross revenues is as follows:

	Year ended December 31
(millions)	2018	2017
Oil and natural gas sales and other income	$444	$450
Realized risk management gain (loss) (1)	(65)	23
Less: Processing fees	(11)	(13)
Less: Other income	(14)	—

Gross revenues	$354	$460

(1)	Relates to realized risk management gains and losses on commodity contracts

Oil and natural gas sales and other income were comparable year-over-year as increases in crude oil prices in 2018 were largely offset by lower production volumes due to asset disposition activity. Realized risk management losses on commodity contracts increased in 2018 as a result of higher crude oil prices. Other income includes the proceeds from the monetization of a physical delivery contract on 15 mmcf of natural gas per day to Northern Border Ventura.

Gross revenues from the sale of oil, NGLs and natural gas consisted of the following:

	Year ended December 31
(millions)	2018	2017
Liquids	$295	$381
Natural gas	59	79

Gross revenues	$354	$460

Change in Gross Revenues

(millions)
Gross revenues – January 1 – December 31, 2017	$460
Decrease in liquids production	(18)
Decrease in liquids prices (1)	(68)
Decrease in natural gas production	(12)
Decrease in natural gas prices (1)	(8)

Gross revenues – January 1 – December 31, 2018 (2)	$354

(1)	Includes realized risk management gains and losses on commodity contracts.
(2)	Excludes processing fees and other income.

Royalties

	Year ended December 31
	2018	2017
Royalties (millions)	$36	$30
Average royalty rate (1)	9%	7%
$/boe	$3.40	$2.57

(1)	Excludes effects of risk management activities and other income.

In 2018, royalties increased from the comparable period as a result of higher benchmark crude oil prices for the majority of the year. This was partially offset by asset disposition activity.

OBSIDIAN ENERGY 2018	MANAGEMENT’S DISCUSSION AND ANALYSIS 9

Expenses

	Year ended December 31
(millions)	2018	2017
Operating (1)	$147	$176
Transportation	36	29
Financing	21	23
Share-based compensation	$6	$8

	Year ended December 31
(per boe)	2018	2017
Operating (1)(2)	$13.89	$15.18
Transportation	3.39	2.48
Financing	1.96	1.96
Share-based compensation	$0.58	$0.69

(1)	Includes the benefit of third party processing fees totaling $11 million for 2018 (2017—$13 million).
(2)

Operating costs per boe is presented excluding the impact of carried operating expenses in 2017. The benefit of carried operating expenses from the Company’s partner under the PROP was fully utilized in December 2017. For 2017, the benefit of carried operating expenses from the Company’s partner under the PROP was $21 million ($1.78 per boe).

Operating

In 2017 and 2018, the Company completed several non-core, legacy asset dispositions which lowered its overall cost structure. Operating costs have decreased in 2018 as asset dispositions of higher cost properties more than offset higher power prices and planned turnaround activity.

Transportation

In 2018, transportation costs increased from the comparable period as the Company utilized additional sales points in the Peace River area that require increased transportation costs to get to market, however, those sales points receive higher realized pricing that more than offset increases in transportation costs. Transportation costs are higher on a per boe basis as Peace River has higher average trucking costs due to its proximity to market and is now a larger percentage of the Company’s portfolio as a result of asset disposition activity closed over the past year.

Financing

The Company has a reserve-based syndicated credit facility, with an underlying borrowing base of $550 million, less the amount of outstanding pari passu senior notes, resulting in $470 million currently being available under the syndicated credit facility. The revolving period of the syndicated credit facility ends on May 31, 2019, with an additional one-year term out period, and is subject to a semi-annual borrowing base redetermination in May and November of each year. At December 31, 2018, the Company had $337 million outstanding under its syndicated credit facility.

OBSIDIAN ENERGY 2018	MANAGEMENT’S DISCUSSION AND ANALYSIS 10

At December 31, 2018 the carrying value of the Company’s senior notes was $82 million (2017 – $106 million). Summary information on the Company’s senior notes outstanding as at December 31, 2018 is as follows:

	Issue date	Amount (millions)		Initial Term	Average interest rate	Weighted average remaining term
2007 Notes	May 31, 2007	US$	5	12 years	5.90%	0.4
2008 Notes	May 29, 2008	US$	4	8 –12 years	6.40%	1.4
2009 Notes	May 5, 2009	US$	8	5 –10 years	9.32%	0.4
2010 Q1 Notes	March 16, 2010	US$	10	5 –15 years	5.85%	1.2
2010 Q4 Notes	December 2, 2010, January 4, 2011	US$	21	5 –15 years	4.94%	3.0
2011 Notes	November 30, 2011	US$	12	5 –10 years	4.79%	3.0

In 2018, the Company retired $32 million (2017—$26 million) related to a normal course senior note maturity.

Obsidian Energy’s debt structure includes short-term financings under its syndicated credit facility and long-term financing through its senior notes. Financing charges decreased slightly in 2018 as the drawn amount on the credit facility was comparable to 2017, however with proportionality less senior notes outstanding.

The interest rates on the Company’s syndicated credit facility are subject to fluctuations in short-term money market rates as advances on the syndicated credit facility are generally made under short-term instruments. At December 31, 2018, 80 percent (2017 – 70 percent) of the Company’s outstanding debt instruments were exposed to changes in short-term interest rates.

Share-Based Compensation

Share-based compensation expense relates to the Company’s Stock Option Plan (the “Option Plan”), Restricted and Performance Share Unit Plan (“RPSU”), Deferred Share Unit Plan (“DSU”) and Performance Share Unit Plan (“PSU”).

Share-based compensation expense consisted of the following:

	Year ended December 31
(millions)	2018	2017
Options	$—	$1
PSU plan	(1)	1
RPSU plan – equity method	7	7
RPSU plan – liability method	—	(1)

Share-based compensation	$6	$8

The share price used in the fair value calculation of the RPSU under the liability method, PSU and DSU obligations at December 31, 2018 was $0.51 per share (2017 – $1.56). Share-based compensation expense related to the DSU was insignificant.

OBSIDIAN ENERGY 2018	MANAGEMENT’S DISCUSSION AND ANALYSIS 11

General and Administrative Expenses

	Year ended December 31
(millions, except per boe amounts)	2018	2017
Gross	$44	$51
Per boe	4.19	4.41
Net	24	31
Per boe	$2.24	$2.68

In 2018, specifically the first half of year, the Company continued to reduce its workforce as a result of non-core, legacy asset dispositions which has led to a lower cost structure.

Restructuring Expense

	Year ended December 31
(millions, except per boe amounts)	2018	2017
Restructuring	$16	$10
Per boe	$1.51	$0.86

In both 2018 and 2017, as a result of disposition activity, the Company aligned its organizational structure to its operations which led to lower staff levels and associated costs recorded in “Restructuring”.

In 2018, the Company entered into a settlement agreement regarding a recent legal claim related to a covenant provided on a predecessor company’s long-term office lease, which was assumed by a third party that subsequently filed for creditor protection. Under the terms of the settlement, the Company will pay $13 million over three years as follows: October 2018—$4 million, July 2019—$5 million and July 2020—$4 million. The settlement was recorded as restructuring in the second quarter of 2018 on the consolidated Statements of Income (Loss). The outstanding 2019 amount is recorded in accounts payable and accrued liabilities and the 2020 amount is recorded in other non-current liabilities. This has settled the outstanding claim.

Other Expense

	Year ended December 31
(millions, except per boe amounts)	2018	2017
Other	$16	$15
Per boe	$1.51	$1.33

In 2018, the Company fully utilized its insurance coverage relating to ongoing claims against former Penn West employees relating to the Company’s 2014 restatement of certain financial results when it was known as Penn West. Additional amounts that are reasonably incurred by the former employees in connection with the ongoing claims will be paid by the Company directly, pursuant to their indemnity agreements, until the matter is resolved by the parties and the United States Securities and Exchange Commission. These additional amounts are recorded within “Other” expense. The claim was previously settled against Penn West. The Company continues to assess whether these employees are entitled to coverage under their indemnity agreements and whether the amounts being claimed under the indemnity agreements are reasonable. The Company may, in the future, take action to terminate further coverage under the indemnity agreements, to recover amounts already paid under the indemnity agreements, or to challenge the reasonableness of the fees claimed under the indemnity agreements.

In 2017, the Company settled the outstanding lawsuit it had with the United States Securities and Exchange Commission (“SEC”) for US$8.5 million (CAD$11 million). The settlement is in relation to the Company’s 2014 restatement of certain financial results while it was known as Penn West.

OBSIDIAN ENERGY 2018	MANAGEMENT’S DISCUSSION AND ANALYSIS 12

Depletion, Depreciation, Impairment and Accretion

	Year ended December 31
(millions, except per boe amounts)	2018	2017
Depletion and depreciation (“D&D”)	$288	$289
D&D expense per boe	27.22	24.97
PP&E Impairment	107	15
PP&E Impairment per boe	10.11	1.30
Accretion of decommissioning liability	10	11
Accretion expense per boe	$0.95	$0.95

The Company’s D&D expense on a per boe basis increased as a result of disposition activity over the past year, primarily within its non-core, legacy areas.

In 2018, Obsidian Energy recorded impairments in its Legacy CGU as the Company decided to voluntary shut-in several uneconomic properties due to lower forecasted natural gas prices. Additionally, an impairment was recorded in its Peace River CGU as the Company scaled back near-term development in the area in response to wide heavy oil differentials.

Taxes

	Year ended December 31
(millions)	2018	2017
Deferred tax recovery	$—	$13

As at December 31, 2018 the Company was in a net unrecognized deferred tax asset position of approximately $94 million. Since the Company has not recognized the benefit of deductible timing differences in excess of taxable timing differences, deferred tax expense (recovery) for the year is nil.

Tax Pools

	As at December 31
(millions)	2018	2017
Undepreciated capital cost (UCC)	$344	$372
Canadian development expense (CDE)	101	24
Canadian exploration expense (CEE)	3	2
Non-capital losses	2,076	1,973
Other	9	11

Total	$2,533	$2,382

The total tax pool balance increased as a result of the Company’s accelerated Cardium development program during 2018.

Foreign Exchange

Obsidian Energy records unrealized foreign exchange gains or losses to translate U.S. denominated senior secured notes and the related accrued interest to Canadian dollars using the exchange rates in effect on the balance sheet date. Realized foreign exchange gains or losses are recorded upon repayment of the senior notes.

OBSIDIAN ENERGY 2018	MANAGEMENT’S DISCUSSION AND ANALYSIS 13

The split between realized and unrealized foreign exchange is as follows:

	Year ended December 31
(millions)	2018	2017
Realized foreign exchange loss on debt maturities	$(8)	$(6)
Unrealized foreign exchange gain	—	11

Foreign exchange gain (loss)	$(8)	$5

In 2018, the Company repaid a senior note in the amount of $32 million (2017—$26 million) and recorded an $8 million realized foreign exchange loss (2017 – $6 million).

Net Loss

	Years ended December 31
(millions, except per share amounts)	2018	2017
Net loss	$(305)	$(84)
Basic per share	(0.60)	(0.17)
Diluted per share	$(0.60)	$(0.17)

The increase in the net loss from the comparable period is mainly due to realized risk management losses on crude oil hedges, non-cash PP&E impairments and volatile crude oil differentials, which reduced revenues late in 2018. Additionally, the Company had lower gains on asset dispositions in 2018 which also contributed to the increase.

Capital Expenditures

	Year ended December 31
(millions)	2018	2017
Drilling and completions	$95	$101
Well equipping and facilities	70	83
Land and geological/geophysical	2	5
Corporate	1	2
Capital carried by partners	—	(50)

Capital expenditures	168	141
SR&ED tax credits	—	(1)
Property dispositions (acquisitions), net	(13)	(110)

Total capital expenditures	$155	$30

In 2018, the Company focused largely on development activities in the Cardium and commissioning of its new gas gathering facility in Peace River. Key highlights include:

•	Cardium – Focused on primary development in the Willesden Green area of the play and spent $78 million resulting in 20 producers and six injectors.

•	Peace River – Drilled eight gross wells (four net) in addition to commissioning the gas gathering system to ensure compliance with Directive 84 for capital expenditures of $24 million.

•	Deep Basin – In 2018, the Company drilled two gross wells (1.7 net wells) and participated in non-operated activity in the area for capital expenditures of $11 million.

In 2017, as a result of entering into a definitive sale agreement, the Company classified certain non-core legacy assets located in Central Alberta as assets held for sale at December 31, 2017. In January 2018, the transaction closed, with associated average production of approximately 2,200 boe per day sold, in exchange for the assumption of abandonment and reclamation liabilities.

OBSIDIAN ENERGY 2018	MANAGEMENT’S DISCUSSION AND ANALYSIS 14

Drilling

	Year ended December 31
	2018		2017
(number of wells)	Gross	Net	Gross	Net
Oil	38	24.5	42	31.6
Gas and condensate	3	2.2	3	2.4
Injectors, stratigraphic and service	7	6.1	30	26.5

Total	48	32.8	75	60.5

Success rate (1)		100%		100%

(1)	Success rate is calculated excluding stratigraphic and service wells.

Gain on asset dispositions

	Year ended December 31
(millions)	2018	2017
Gain on asset dispositions	$3	$74

In 2018 and 2017, the Company closed minor asset dispositions to further focus its asset base within its key development areas in Alberta.

Environmental and Climate Change

The oil and gas industry has a number of environmental risks and hazards and is subject to regulation by all levels of government. Environmental legislation includes, but is not limited to, operational controls, site restoration requirements and restrictions on emissions of various substances produced in association with oil and natural gas operations. Compliance with such legislation could require additional expenditures and a failure to comply may result in fines and penalties which could, in the aggregate and under certain assumptions, become material.

Obsidian Energy is dedicated to managing the environmental impact from its operations through its environmental programs which include resource conservation, water management and site abandonment/reclamation/remediation. Operations are continuously monitored to minimize environmental impact and allocate sufficient capital to reclamation and other activities to mitigate the impact on the areas in which the Company operates.

OBSIDIAN ENERGY 2018	MANAGEMENT’S DISCUSSION AND ANALYSIS 15

Liquidity and Capital Resources

Net Debt

Net debt is the total of long-term debt and working capital deficiency as follows:

	Year ended December 31
(millions)	2018	2017
Long-term debt
Current portion of long-term debt	$17	$31
Long-term portion of long-term debt	402	328

Total	419	359
Working capital deficiency
Cash	(2)	(2)
Accounts Receivable	(53)	(105)
Other	(12)	(18)
Bank overdraft	2	—
Accounts payable and accrued liabilities	143	149

Total	78	24

Net debt	$497	$383

Net debt increased in 2018 as the Company accelerated development within the Cardium in the second half of 2018, specifically in Willesden Green. The majority of these wells were brought on production in late 2018, thus the Company will not realize the full cash flow impact until 2019.

Additionally, during the fourth quarter of 2018, the Company was impacted by widening crude oil differentials which resulted in lower cash realizations.

Liquidity

The Company has a reserve-based syndicated credit facility with an underlying borrowing base of $550 million. For further details on the Company’s debt instruments, please refer to the “Financing” section of this MD&A.

The Company actively manages its debt portfolio and considers opportunities to reduce or diversify its debt capital structure. Management contemplates both operating and financial risks and takes action as appropriate to limit the Company’s exposure to certain risks. Management maintains close relationships with the Company’s lenders and agents to monitor credit market developments. These actions and plans aim to increase the likelihood of maintaining the Company’s financial flexibility and capital program, supporting the Company’s ability to capture opportunities in the market and execute longer-term business strategies.

The Company has a number of covenants related to its syndicated credit facility and senior notes. On December 31, 2018, the Company was in compliance with all of these financial covenants which consisted of the following:

	Limit	December 31, 2018
Senior debt to Adjusted EBITDA (1)	Less than 3.75:1	3.66
Total debt to Adjusted EBITDA (1)	Less than 4:1	3.66
Senior debt to capitalization	Less than 50%	19%
Total debt to capitalization	Less than 55%	19%

(1)

Adjusted EBITDA as defined by Obsidian Energy’s debt agreements excludes the EBITDA contribution from assets sold in the prior 12 months and is used within Obsidian Energy’s covenant calculations related to its syndicated bank facility and senior notes. Refer to the “Non-GAAP measures” section for discussion.

OBSIDIAN ENERGY 2018	MANAGEMENT’S DISCUSSION AND ANALYSIS 16

In November 2018, the Company entered into amending agreements with holders of its senior notes to temporarily amend its financial covenants. The maximum Senior debt to Adjusted EBITDA ratio was less than or equal to 3.75:1 for the period of October 1, 2018 through and including December 31, 2018.

Subsequent to December 31, 2018, due to the impact of widening crude oil differentials in the fourth quarter of 2018, the Company entered into amending agreements with holders of its senior notes to temporarily amend its financial covenants for all quarters in 2019. Senior debt to Adjusted EBITDA and Total debt to Adjusted EBITDA will be reset during this period and calculated on a rolling basis starting on January 1, 2019. The maximum for both ratios will be less than or equal to 4.25:1 in 2019, decreasing to 3:1 from January 1, 2020 onwards for Senior debt to Adjusted EBITDA and 4:1 from January 1, 2020 onwards for Total debt to Adjusted EBITDA (which were the maximum ratios required prior to entering into the amending agreements).

Financial Instruments

The Company had the following financial instruments outstanding as at December 31, 2018. Fair values are determined using external counterparty information, which is compared to observable market data. Obsidian Energy limits its credit risk by executing counterparty risk procedures which include transacting only with institutions within its syndicated credit facility or companies with high credit ratings and by obtaining financial security in certain circumstances.

	Notional volume	Remaining term	Pricing	Fair value (millions)
Crude Oil
WTI Swaps	1,000 bbl/d	Q1 2019	US$50.20/bbl	$1
WTI Swaps	2,000 bbl/d	Q1 2019	$66.50/bbl	1
WTI Swaps	2,000 bbl/d	Q1 2019	US$49.93/bbl	1
WTI Swaps	4,000 bbl/d	Jan/19 –Jun/19	$68.58/bbl	4
WTI Swaps	2,000 bbl/d	Q2 2019	US$56.53/bbl	2

Foreign exchange forward contracts on revenue
FX Swap	US$6	Q1 2019	1.3000	—

Total				$9

Please refer to Obsidian Energy’s website at www.obsidianenergy.com for details on all financial instruments currently outstanding.

OBSIDIAN ENERGY 2018	MANAGEMENT’S DISCUSSION AND ANALYSIS 17

The components of risk management on the consolidated Statements of Income (Loss) are as follows:

	Year ended December 31
	2018	2017
Realized
Settlement of commodity contracts	$(65)	$23
Settlement of foreign exchange contracts	(20)	8

Total realized risk management gain (loss)	(85)	31
Unrealized
Commodity contracts	43	(7)
Foreign exchange contracts	(2)	(6)
Cross-currency swaps	18	6

Total unrealized risk management gain (loss)	59	(7)

Risk management gain (loss)	$(26)	$24

Outlook

For 2019, Obsidian Energy’s capital program is expected to provide flat production growth from 2018, adjusted for shut-in volumes. The Company expects to fund its capital program using funds flow from operations. There have been no changes to the Company’s 2019 guidance as previously disclosed on February 11, 2019 within the Company’s press release “Obsidian Energy releases 2018 Reserves results, announces Company update and revises 2019 guidance”. Obsidian Energy’s guidance assumes the Government of Alberta’s mandatory crude oil and bitumen curtailment program will remain throughout 2019 but continues to ease over the course of the year.

Metric			2019 Guidance Range
Average Production		boe per day	26,750 – 27,750
Production Growth rate (1)			Flat
Capital Expenditures	$	millions	$108
Decommissioning Expenditures	$	millions	$12
Operating costs	$	/boe	$14.00 - $14.50 per boe
G&A	$	/boe	$2.00 - $2.50 per boe

(1)	Relative to full year 2018 production of 26,900 boe per day, adjusted for planned shut-ins and Carrot Creek disposition.

This outlook section is included to provide shareholders with information about Obsidian Energy’s expectations as at March 6, 2019 for average production, production growth rate, capital expenditures, decommissioning expenditures, operating costs and G&A for 2019 and readers are cautioned that the information may not be appropriate for any other purpose. This information constitutes forward-looking information. Readers should note the assumptions, risks and discussion under “Forward-Looking Statements” and are cautioned that numerous factors could potentially impact the Company, including fluctuations in commodity prices, changes to the Government of Alberta’s mandatory crude oil and bitumen curtailment program and acquisition and disposition activity.

All press releases are available on Obsidian Energy’s website at www.obsidianenergy.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov.

OBSIDIAN ENERGY 2018	MANAGEMENT’S DISCUSSION AND ANALYSIS 18

Sensitivity Analysis

Estimated sensitivities to selected key assumptions on funds flow for the 12 months subsequent to the date of this MD&A, including risk management contracts entered to date, are based on forecasted results as discussed in the Outlook above.

	Impact on funds flow
Change of:	Change	$ millions	$/ share
Price per barrel of liquids	WTI US$1.00	5	0.01
Liquids production	1,000 bbls/day	15	0.03
Price per mcf of natural gas	AECO $0.10	2	—
Natural gas production	10 mmcf/day	6	0.01
Effective interest rate	1%	4	0.01
Exchange rate ($US per $CAD)	$0.01	2	—

Contractual Obligations and Commitments

Obsidian Energy is committed to certain payments over the next five calendar years and thereafter as follows:

	2019	2020	2021	2022	2023	Thereafter	Total
Long-term debt (1)	$17	$374	$17	$8	$—	$3	$419
Transportation	12	8	5	4	3	9	41
Power infrastructure	7	2	—	—	—	—	9
Interest obligations	17	8	1	1	—	—	27
Office lease (2)	33	33	33	33	33	36	201
Decommissioning liability (3)	12	11	11	11	10	74	129

Total	$98	$436	$67	$57	$46	$122	$826

(1)	The 2020 figure includes $337 million related to the syndicated credit facility that is due for renewal in 2020. Historically, the Company has successfully renewed its syndicated credit facility.
(2)	The future office lease commitments above will be reduced by contracted sublease recoveries totaling $86 million.
(3)	These amounts represent the inflated, discounted future reclamation and abandonment costs that are expected to be incurred over the life of the Company’s properties.

The initial revolving period of the syndicated credit facility ends on May 31, 2019, with an additional one-year term out period. In addition, the Company has an aggregate of US$60 million in senior notes maturing between 2019 and 2025. If the Company is unsuccessful in renewing or replacing the syndicated credit facility or obtaining alternate funding for some or all of the maturing amounts of the senior notes, it is possible that it could be required to obtain other facilities, including term bank loans.

The Company is involved in various litigation and claims in the normal course of business and records provisions for claims as required.

Equity Instruments

Common shares issued:
As at December 31, 2018	507,316,031
Issuances under RPSU plan	155,362

As at March 6, 2019	507,471,393

Options outstanding:
As at December 31, 2018	2,015,975
Forfeited	(33,300)

As at March 6, 2019	1,982,675

OBSIDIAN ENERGY 2018	MANAGEMENT’S DISCUSSION AND ANALYSIS 19

Fourth Quarter Highlights

Key financial and operational results for the fourth quarter were as follows:

	Three months ended December 31
	2018	2017	% change
Financial (millions, except per share amounts)
Oil and natural gas sales and other income	$82	$122	(33)
Cash flow from operations	19	7	>100
Basic per share	0.04	0.01	>100
Diluted per share	0.04	0.01	>100
Funds flow from operations	(2)	52	>(100)
Basic per share	—	0.10	(100)
Diluted per share	—	0.10	(100)
Net loss	(113)	(58)	95
Basic per share	(0.22)	(0.12)	83
Diluted per share	(0.22)	(0.12)	83
Capital expenditures (1)	41	37	11
Property acquisition (disposition), net	$1	$(39)	100
Operations
Daily production
Light oil and NGLs (bbls/d)	14,217	14,288	—
Heavy oil (bbls/d)	4,784	5,247	(9)
Natural gas (mmcf/d)	65	71	(8)

Total production (boe/d)	29,905	31,447	(5)

Corporate netback per boe
Sales price	$23.42	$40.55	(42)
Risk management gain (loss)	(3.84)	—	>(100)

Net sales price	19.58	40.55	(52)
Royalties	(2.33)	(2.64)	(12)
Operating expenses	(11.82)	(14.40)	(18)
Transportation	(3.45)	(2.41)	43

Netback	$1.98	$21.10	(91)

Liquids netback
Sales price	$28.39	$56.10	(49)
Risk management gain (loss)	(6.39)	(1.11)	>100

Net sales price	22.00	54.99	(60)
Royalties	(2.93)	(3.71)	(21)
Operating expenses	(17.42)	(17.08)	2
Transportation	(4.00)	(3.04)	32

Netback	$(2.35)	$31.16	>(100)

Natural gas netback
Sales price	$2.46	$2.51	(2)
Risk management gain (loss)	0.10	0.30	(67)

Net sales price	2.56	2.81	(9)
Royalties	(0.21)	(0.15)	40
Operating expenses	(0.34)	(1.55)	(78)
Transportation	(0.41)	(0.23)	78

Netback	$1.60	$0.88	82

(1)	Includes the effect of capital costs carried by partners in 2017.

OBSIDIAN ENERGY 2018	MANAGEMENT’S DISCUSSION AND ANALYSIS 20

Financial

Oil and natural gas sales and other income decreased in the fourth quarter of 2018 compared to 2017 due to widening crude oil differentials which resulted in lower sales price realizations.

Cash flow from operations and funds flow from operations were also impacted by volatile crude oil differentials in the fourth quarter of 2018. Additionally, in the fourth quarter of 2018, the Company monetized its physical delivery contract on 15 mmcf of natural gas per day to Northern Border Ventura for total proceeds of US$10.5 million or CAD$14 million which increased cash flow from operations.

The net loss in the fourth quarter of 2018 is mainly due to non-cash PP&E impairment charges on the Company’s Legacy and Peace River properties. The Legacy impairment related to the Company decision to voluntarily shut-in several uneconomic properties due to lower forecasted natural gas prices. The Peace River impairment was the result of the Company’s decision to scale back near-term development in the area in response to wide heavy oil differentials.

Operations

Corporate and liquids netbacks decreased from the comparative quarter mainly due to lower realized prices as a result of widening crude oil differentials.

Development activities during the quarter were focused on accelerating development in the Cardium on primary development in Willesden Green with 10 wells drilled.

Production declined from the comparable period in 2017, due to asset dispositions that closed in early 2018. During the fourth quarter of 2018, average production within the Company’s key development areas were as follows:

Daily production (boe/d)	Q4 2018
Cardium	19,466
Deep Basin	1,929
Peace River	5,245
Alberta Viking	1,430
Legacy	1,835

Total	29,905

In the fourth quarter of 2018, WTI crude oil prices averaged US$58.81 per barrel compared to US$55.40 per barrel in the fourth quarter of 2017. Crude oil differentials significantly widened in the fourth quarter of 2018 compared to 2017 with WTI to Edm Light Sweet differentials averaging $26.30 per barrel in 2018 compared to $1.14 per barrel in 2017 and WTI to WCS Heavy differentials averaging $39.42 per barrel in 2018 compared to $12.27 per barrel in 2017. The AECO Monthly Index averaged $1.74 per mcf in the fourth quarter of 2018 compared $1.82 per mcf for the fourth quarter of 2017.

Evaluation of Disclosure Controls and Procedures

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in such securities legislation. They include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports that it files or submits under applicable securities legislation is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

OBSIDIAN ENERGY 2018	MANAGEMENT’S DISCUSSION AND ANALYSIS 21

An internal evaluation was carried out by management under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer of the effectiveness of Obsidian Energy’s disclosure controls and procedures as defined in Rule 13a-15 under the US Securities Exchange Act of 1934 (the “Exchange Act”) and as defined in Canada by National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) as at December 31, 2018. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that as at December 31, 2018 the disclosure controls and procedures were effective.

Management’s Report on Internal Control over Financial Reporting

Internal control over financial reporting (“ICFR”) is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Obsidian Energy’s management, including its Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate ICFR, as such term is defined in Rule 13a-15 under the Exchange Act and as defined in Canada by NI 52-109. A material weakness in the Company’s ICFR exists if a deficiency, or a combination of deficiencies, in its ICFR is such that there is a reasonable possibility that a material misstatement of its annual financial statements or interim financial reports will not be prevented or detected on a timely basis.

An internal evaluation was carried out by management under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer of the effectiveness of the Company’s ICFR as at December 31, 2018. The assessment was based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that as at December 31, 2018 the Company’s ICFR was effective.

Changes in Internal Control Over Financial Reporting

Obsidian Energy’s senior management has evaluated whether there were any changes in the Company’s ICFR that occurred during the period beginning on October 1, 2018 and ending on December 31, 2018 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR. No changes to Obsidian Energy’s ICFR were made during the quarter.

Future Accounting Pronouncements

The International Accounting Standards Board (“IASB”) issued IFRS 16 “Leases” in January 2016 which replaces IAS 17 “Leases”. IFRS 16 outlines several new requirements in regards to the recognition, measurement and disclosure of leases. A key principle within the standard includes a single lessee accounting model which requires lessees to recognize assets and liabilities for all leases which have a term more than 12 months. The accounting for lessors, which classify leases as either operating or finance, remains substantially unchanged from the previous standard. The new standard is effective for annual reporting periods beginning on or after January 1, 2019 and the Company plans to adopt the standard using the modified retrospective approach by recognizing the cumulative adjustment in opening retained earnings at the date of adoption. Obsidian Energy is currently completing a detailed review of its contracts to determine which contracts are in scope under IFRS 16 and their associated financial statement impact. The Company anticipates that the standard will impact its consolidated Financial Statements with increases in the assets and liabilities reported on the consolidated Balance Sheets. Additionally, the Company expects impacts to the consolidated Statements of Income (Loss), likely within depletion, depreciation, impairment and accretion expense, financing expense, operating expense, transportation expense and general and administrative expense. The Company’s leases that will be recognized on its balance sheet at January 1, 2019 include leases of real estate, vehicles, surface land rights, transportation contracts and equipment, however the full extent of the impact has not yet been finalized. As part of this review, the Company is also assessing potential changes to its processes, policies and internal controls. The impacts of IFRS 16 disclosed herein are subject to change in future periods pending updates to individual contract terms, assumptions, and other facts and circumstances arising subsequent to the date of this MD&A.

OBSIDIAN ENERGY 2018	MANAGEMENT’S DISCUSSION AND ANALYSIS 22

Off-Balance-Sheet Financing

Obsidian Energy has off-balance-sheet financing arrangements consisting of operating leases. The operating lease payments are summarized in the Contractual Obligations and Commitments section.

Critical Accounting Estimates

Obsidian Energy’s significant accounting policies are detailed in Note 3 to its audited consolidated Financial Statements. In the determination of financial results, Obsidian Energy must make certain critical accounting estimates as follows:

Depletion and Impairments

Costs of developing oil and natural gas reserves are capitalized and depleted against associated oil and natural gas production using the unit-of-production method based on the estimated proved plus probable reserves with forecast commodity pricing.

All of the Company’s reserves were evaluated by Sproule Associates Limited (“SAL”), an independent, qualified reserve evaluation engineering firm. Obsidian Energy’s reserves are determined in compliance with National Instrument 51-101. The evaluation of oil and natural gas reserves is, by its nature, based on complex extrapolations and models as well as other significant engineering, reservoir, capital, pricing and cost assumptions. Reserve estimates are a key component in the calculation of depletion and are an important component in determining the recoverable amount in impairment tests. The determination of the recoverable amount involves estimating the higher of an asset’s fair value less costs to sell or its value-in-use, the latter of which is based on its discounted future cash flows using an applicable discount rate. To the extent that the recoverable amount, which could be based in part on its reserves, is less than the carrying amount of property, plant and equipment, a write-down against income is recorded.

Decommissioning Liability

The decommissioning liability is the present value of the Company’s future statutory, contractual, legal or constructive obligations to retire long-lived assets including wells, facilities and pipelines. The liability is recorded on the balance sheet with a corresponding increase to the carrying amount of the related asset. The recorded liability increases over time to its future liability amount through accretion charges to income. Revisions to the estimated amount or timing of the obligations are reflected as increases or decreases to the recorded decommissioning liability. Actual decommissioning expenditures are charged to the liability to the extent of the then-recorded liability. Amounts capitalized to the related assets are amortized to income consistent with the depletion or depreciation of the underlying asset. Note 8 to Obsidian Energy’s audited consolidated Financial Statements details the impact of these accounting standards.

Office Lease Provision

The office lease liability is the net present value of future lease payments Obsidian Energy is obligated to make under non-cancellable lease contracts less recoveries under current sub-lease agreements. The liability is recognized on the balance sheet with the corresponding change charged to income. The recorded liability increases over time to its future amount through accretion charges to income. Revisions to the estimated amount or timing of the obligations are reflected prospectively as increases or decreases to the recorded liability. Actual lease payments less sub-lease recoveries are charged to the liability as the costs are incurred. Note 8 to Obsidian Energy’s audited consolidated Financial Statements details the impact of these accounting standards.

OBSIDIAN ENERGY 2018	MANAGEMENT’S DISCUSSION AND ANALYSIS 23

Financial Instruments

Financial instruments included in the balance sheets consist of accounts receivable, fair values of derivative financial instruments, current liabilities and long-term debt. Except for the senior notes, the fair values of these financial instruments approximate their carrying amounts due to the short-term maturity of the instruments, the mark-to-market values recorded for the financial instruments and the market rate of interest applicable to the bank debt. The estimated fair value of the senior notes is disclosed in Note 7 to the Company’s audited consolidated Financial Statements.

Obsidian Energy’s revenues from the sale of crude oil, natural gas liquids and natural gas are directly impacted by changes to the underlying commodity prices. To ensure that funds flows from operations are sufficient to fund planned capital programs, financial instruments including swaps and collars may be utilized from time to time.

Substantially all of the Company’s accounts receivable are with customers in the oil and natural gas industry and are subject to normal industry credit risk. Obsidian Energy may, from time to time, use various types of financial instruments to reduce its exposure to fluctuating oil and natural gas prices, electricity costs, exchange rates and interest rates. The use of these financial instruments exposes it to credit risks associated with the possible non-performance of counterparties to the derivative contracts. The Company limits this risk by executing counterparty risk procedures which include transacting only with financial institutions who are members of its credit facility or those with high credit ratings as well as obtaining security in certain circumstances.

Deferred Tax

Deferred taxes are recorded based on the liability method of accounting whereby temporary differences are calculated assuming financial assets and liabilities will be settled at their carrying amount. Deferred taxes are computed on temporary differences using substantively enacted income tax rates expected to apply when future income tax assets and liabilities are realized or settled.

Non-GAAP Measures

Certain financial measures including funds flow from operations, funds flow from operations per share-basic, funds flow from operations per share-diluted, netback, gross revenues, net debt and Adjusted EBITDA, included in this MD&A do not have a standardized meaning prescribed by IFRS and therefore are considered non-GAAP measures; accordingly, they may not be comparable to similar measures provided by other issuers. Funds flow from operations is cash flow from operating activities before changes in non-cash working capital, decommissioning expenditures, office lease settlements, the effects of financing related transactions from foreign exchange contracts and debt repayments and certain other expenses and is representative of cash related to continuing operations. Funds flow from operations is used to assess the Company’s ability to fund its planned capital programs. See “Cash flow from Operations and Funds Flow from Operations” above for a reconciliation of funds flow from operations to cash flow from operating activities, being its nearest measure prescribed by IFRS. Netback is the per unit of production amount of revenue less royalties, operating expenses, transportation expenses and realized risk management gains and losses, and is used in capital allocation decisions and to economically rank projects. See “Results of Operations – Netbacks” and “Fourth Quarter Highlights – Operations” above for a calculation of the Company’s 2018 annual and 2018 fourth quarter netbacks. Gross revenue is oil and natural gas sales and other income including realized risk management gains and losses on commodity contracts and excludes processing fees and other income and is used to assess the cash realizations on commodity sales. See “Oil and Natural Gas sales and Gross Revenues” above for a reconciliation of gross revenues to oil and natural gas sales and other income, being its nearest measure prescribed by IFRS. Net debt is the total of long-term debt and working capital deficiency and is used by the Company to assess its liquidity. See “Liquidity and Capital Resources – Net Debt” above for a calculation of the Company’s net debt. Adjusted EBITDA is cash flow from operations excluding the impact of changes in non-cash working capital, decommissioning expenditures, financing expenses, realized gains and losses on foreign exchange hedges on prepayments, realized foreign exchange gains and losses on debt prepayment, restructuring expenses and other expenses. Adjusted EBITDA as defined by Obsidian Energy’s debt agreements excludes the EBITDA contribution from assets sold in the prior 12 months and is used within Obsidian Energy’s covenant calculations related to its syndicated bank facility and senior notes. Additionally, under the syndicated credit facility, realized foreign exchange gains or losses related to debt maturities are excluded from the calculation.

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Oil and Gas Information

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”). In particular, this document contains forward-looking statements pertaining to, without limitation, the following: that the Company will continue to focus its capital activity in the Willesden Green play in 2019 and that the Company is focusing on primary development in the area as it unlocks value on this predictable, short payback, low decline light-oil asset; that the Company will take a “manufacturing style” approach to full field development of Cardium which should result in a number of cost synergies; the belief that the Company plans to focus on its industry leading Cardium position offers a predictable growth profile focused on creating liquids weighted, sustainable value for all stakeholders; the expected development plan and expenditures at various locations; that the Company will continue to focus on increasing shareholder value by focusing its operations within the Cardium; that safety policies, procedures and programs developed by Obsidian Energy shall meet or exceed legislative requirements and all injuries and serious incidents are reported and investigated accordingly; that the Company will target capital expenditures within funds flow from operations; the belief that the Company has the operational flexibility and ready to drill inventory to increase its capital program as commodity prices allow; that the Company is committed to minimizing the environmental impacts of its operations with its programs focusing on stakeholder communication, impact minimization, resource conservation and site abandonment/reclamation/remediation; that the Company continuously monitors operations to minimize environmental impact and allocate sufficient capital to reclamation and other activities to mitigate the impact on the areas in which the Company operates; that the wells brought on production in late 2018 will not realize the full cash flow impact until 2019; that management contemplates both operating and financial risks and takes action as appropriate to limit the Company’s exposure to certain risks and that management maintains close relationships with the Company’s lenders and agents to monitor credit market developments, and these actions and plans aim to increase the likelihood of maintaining the Company’s financial flexibility and capital program, supporting the Company’s ability to capture opportunities in the market and execute longer-term business strategies; the 2019 guidance including average production range, production growth rate, capital expenditures and decommissioning expenditures and operating and G&A ranges; that the Alberta mandatory crude and bitumen curtailment program will remain throughout 2019 but continues to ease over the course of the year; and our belief that compliance with environmental legislation could require additional expenditures and a failure to comply with such legislation may result in fines and penalties which could, in the aggregate and under certain assumptions, become material, our intent to reduce the environmental impact from our operations through environmental programs. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future.

With respect to forward-looking statements contained in this document, the Company has made assumptions regarding, among other things: that the Company does not dispose of additional material producing properties or royalties or other interests therein; the impact of the Alberta mandated curtailment on crude and bitumen and the expected timing thereof; that the current commodity price and foreign exchange environment will continue or improve; future capital expenditure levels; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future crude oil, natural gas liquids and natural gas production levels; future exchange rates and interest rates; future debt levels; and the continued suspension of our dividend.

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Although the Company believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that the Company will not be able to continue to successfully execute our long-term plan in part or in full, and the possibility that some or all of the benefits that the Company anticipates will accrue to our Company and our security holders as a result of the successful execution of such plan do not materialize; the possibility that the Company is unable to execute some or all of our ongoing asset disposition program on favorable terms or at all; the possibility that we breach one or more of the financial covenants pursuant to our agreements with the syndicated banks and the holders of our senior notes; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding); and the other factors described under “Risk Factors” in our Annual Information Form and described in our public filings, available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, the Company does not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Additional Information

Additional information relating to Obsidian Energy, including Obsidian Energy’s Annual Information Form, is available on the Company’s website at www.obsidianenergy.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

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